All email communication to Momentor's investors

Hey first_name|default:'' ,

I'm personally reaching out as there's an opportunity to be an early investor in Momentor, a platform transforming the 300BN e-learning market.

To introduce myself, I'm Jamie Goulding, the CEO and founder of Momentor.

Given your background in backing innovative and cutting-edge technological breakthroughs, are tech investments still part of your investment strategy?

If so, let me explain why 91 investors are already on board with our plugin that allows every LinkedIn user to become a mentor in a seamless (Message <> Call <> Payment) process.

- 💰 **Potential Return:** We are a mentoring platform equivalent of Cameo, a business now valued at $1BN - Offering a potential return of 996x

- 📈 **Our Market:** The current e-learning market size is $300BN and is expected to soar 3x in the next 5 years

- 👥 **Our Team:** Cambridge Economics background, 5-year Amazon full stack senior development team, ex-silicon valley unicorn IPO team, and extensive experience driving start-ups from seed to IPO's successfully

Click HERE to join our other 91 early investors or search on Wefunder.

Best wishes,

Jamie Goulding - Founder & CEO of Momentor

If you no longer want to receive any more messages, please reply 'unsubscribe' to this email.

So far, 91 others have joined us to support the largest network of mentors, ensuring that LinkedIn, e-learning and mentoring will change forever. Are you still on the fence first_name|default:" ?

A recent accredited investor with 100+ start-up investments asked me three questions before he invested $5,450 into Momentor. Find them below:

Wefunder investors are looking for three main answers:

  

FOUNDERS
EXPERIENCED TEAM?

MARKET SIZE
CAN THIS GO 100X?

LONGEVITY
STILL GROWING IN 2030?

1. 👷 **Why we'll succeed:**
   Huge market growth. People are looking for this type of help in a disconnected world. Fixes a fragmented market. Nearly 1BN users on LinkedIn alone. Experienced team of start-up successes. We're driven in life to connect people.

2. 📈 **Market scalability:**
   The online learning market is expected to triple in the next five years. Momentor is building software that allows all generational knowledge to be shared for business, life, and emotional support. We're taking mentoring to the mass market.

3. 🌍 **Longevity - What is driving us?**
   Our mission is to connect millions of mentors with valuable knowledge to mentees that seek it. With each generation that embarks upon the working world every year, the opportunity to scale Momentor becomes a never-ending loop of knowledge seekers.

   Invest as little as $200 today {{ first_name|default:'' }} by going to our Wefunder pitchdeck HERE.

   Thanks again,

   Jamie Goulding
   Founder & CEO - Momentor

Hey first_name|default:'' ,

Investing through bear markets can be unnerving.

Our natural inclination is to step back until things settle down. Interestingly, the data shows there is no slowdown of investment of your peers into private investments like you see on Wefunder.


Investments in Reg CF Deals by Month
Investment in Reg CF deals has been relatively stable despite volatility in the public markets
$32.6
$38.7
$42.3
$44.2
$46.0
$45.1
$38.1
$35.5
$48.6
$37.8
$58.3
$35.1
$37.6
Jun '21
Jul '21
Aug '21
Sept '21
Oct '21
Nov '21
Dec '21
Jan '22
Feb '22
Mar '22
Apr '22
May '22
Jun '22
$70
$60
$50
$40
$30
$20
$10
$0
Capital Investment (in millions)

Source: Kingscrowd

During bear markets, a lot of private investors tend to be able to invest at even more attractive valuations and have access to higher-quality deals.

One of the lowest-value cap companies to hit Wefunder this year, Momentor has just started accepting investments.

CLICK HERE TO SEE WEFUNDERS OPPORTUNITY

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Hey first_name|default:" ,

Are you no longer interested in tech start-ups of this nature?

I'd hate to pester you with another email so please let me know.

Best wishes,

Jamie
Momentor - Founder & CEO



PS: We're closing the round soon so don't miss our Wefunder pitchdeck **HERE.**

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